Exhibit 21
SUBSIDIARIES OF THE REGISTRANT

Jurisdiction of
Subsidiary	Incorporation
Midway Interactive Inc.	Delaware
Midway Home Entertainment Inc.	Delaware
Midway Games West Inc. (formerly, Atari Games Corporation)	California
Midway Games Limited	United Kingdom
Midway Amusement Games, LLC	Delaware (LLC)
Midway Sales Company, LLC	Delaware (LLC)
Midway Home Studios Inc.	Delaware
K. K. Midway Games	Japan
Midway Games Canada Corp.	Canada
Surreal Software Inc.	Washington
Midway Studios – Austin Inc.	Texas
Midway Studios – Los Angeles Inc.	California
Midway Games GmbH	Germany
Midway Australia Holdings Pty Ltd	Australia
Ratbag Holdings Pty Ltd	Australia
Midway Studios – Australia Pty Ltd	Australia
Midway Studios – Newcastle Limited	United Kingdom
Midway Games SAS	France